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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------

                                FORM 8-A/A

                              AMENDMENT NO. 1

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                PURSUANT TO SECTION 12(b) OR (g) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                      BETHLEHEM STEEL CORPORATION
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       (Exact name of registrant as specified in its charter)

            DELAWARE                         24-0526133
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(State of incorporation         (I.R.S. Employer Identification No.)
  or Organization)

1170 Eighth Avenue                          18016-7699
BETHLEHEM, PENNSYLVANIA
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(Address of principal executive offices)     (Zip Code)

If this form relates to the                If this form relates to the
registration of a class of                 registration of a class of
securities pursuant to                     securities pursuant to
Section 12(b) of the Exchange              Section 12(g) of the Exchange
Act and is effective pursuant              Act and is effective pursuant
to General Instruction A.(c),              to General Instruction A.(d),
please check the following box.            please check the following box.
            X
           ---                                         ---

Securities Act registration statement file number to which this form
relates:        N/A
         ---------------
         (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                        Name of exchange on which
to be so registered                        each class is to be registered
-------------------                        ------------------------------

Preference Stock Purchase                  New York Stock Exchange,Inc.
  Rights (Pursuant to                      Chicago Stock Exchange, Inc.
  Rights Agreement dated as of
  July 29, 1998 and amended as of
  March 17, 1999)

Securities to be registered pursuant to Section 12(g) of the Act:
                                   None
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                              Title of Class

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         This Registration Statement on Form 8-A/A amends and restates the
Registration Statement on Form 8-A filed with the Securities and Exchange Commission by Bethlehem Steel Corporation (the "Company") on October 7, 1998 (the "Original Form 8-A") relating to the rights distributed to the stockholders of the Company (the "Rights") in connection with the Rights Agreement (the "Rights Agreement"), dated as of July 29, 1998, between the Company and First Chicago Trust Company of New York (the "Rights Agent"), as Rights Agent. On March 17, 1999, the Company and the Rights Agent entered into Amendment No. 1 to the Rights Agreement, which is included as Exhibit 2 hereto and is incorporated herein by reference.

Item 1.  Description of Securities To Be Registered.
         -------------------------------------------

         On July 29, 1998, the Board of Directors of Bethlehem Steel Corporation ("Bethlehem") declared a dividend distribution of one Right for each outstanding share of Bethlehem Common Stock to stockholders of record at the close of business on October 18, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from Bethlehem a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preference Stock, par value $1.00 per share (the "Preference Stock"), at a Purchase Price of $60 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between Bethlehem and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1 thereto, dated as of March 17, 1999.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or certain actions by institutional or certain other stockholders, or (ii) 10 business days (or such later date as the Board shall determine prior to any person becoming an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, Bethlehem reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preference Stock will be issued.

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         The Rights are not exercisable until the Distribution Date and will expire at 5:00 p.m. (New York City time) on October 18, 2008, unless such date is extended or the Rights are earlier redeemed or exchanged by Bethlehem as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that a Person becomes an Acquiring Person except pursuant to an offer for all outstanding shares of Common Stock which at least a majority of the members of the Board of Directors who are not officers of Bethlehem and who are not representatives, nominees, Affiliates or Associates of an Acquiring Person determine to be fair and not inadequate to, and to otherwise be in the best interests of, Bethlehem and its stockholders, after receiving advice from one or more investment banking firms, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of Bethlehem) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by Bethlehem as set forth below.

         For example, at an exercise price of $60 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $120 worth of Common Stock (or other consideration, as noted above) for $60. Assuming that the Common Stock had a per share value of $15 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $60.

         In the event that, at any time following the Stock Acquisition Date,
(i) Bethlehem engages in a merger or other business combination transaction in which Bethlehem is not the surviving corporation (other than with an entity which acquired the shares pursuant to an offer described in the second preceding paragraph), (ii) Bethlehem engages in a merger or other business combination transaction in which Bethlehem is the surviving corporation and the Common Stock of Bethlehem is changed or exchanged, or (iii) 50% or more of Bethlehem's assets, cashflow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this


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paragraph and in the second preceding paragraph are referred to as the
"Triggering Events."

         At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preference Stock (or of a share of a class or series of Bethlehem's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         At any time until ten days following the Stock Acquisition Date, Bethlehem may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Bethlehem, including, without 1imitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to Bethlehem, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of Bethlehem or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

         Any of the provisions of the Rights Agreement may be amended by the Board of Directors of Bethlehem prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its stockholders. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.



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         A copy of the Amendment is attached hereto as Exhibit 2 and is incorporated herein by reference. The foregoing discussion does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

Item 2.  Exhibits.
         ---------

    1 Rights Agreement, dated as of July 29, 1998, between Bethlehem Steel Corporation and First Chicago Trust Company of New York, as Rights Agent, including the form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase Preference Stock as Exhibit B. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement). (Incorporated by reference to Exhibit 4 to the Company's Report on Form 8-K dated July 29, 1998.)

    2 Amendment No. 1 to the Rights Agreement, dated as of March 17, 1999, between Bethlehem Steel Corporation and First Chicago Trust Company of New York, as Rights Agent.



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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 19, 1999                  BETHLEHEM STEEL CORPORATION


                                       By:  /s/ Lonnie A. Arnett
                                            --------------------------
                                            Lonnie A. Arnett
                                            Vice President and Controller


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                                 EXHIBIT INDEX
                                 -------------


Exhibit   Description                                                   Page
-------   -----------                                                   ----

1 Rights Agreement, dated as of July 29, 1998, between Bethlehem Steel Corporation and First Chicago Trust
          Company of New York, as Rights Agent, including the form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase Preference Stock as Exhibit B. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement). (Incorporated by reference to Exhibit 4 to the Company's Report on Form 8-
          K dated July 29, 1998.)



2        Amendment No. 1 to the Rights Agreement, dated as of             8
         March 17, 1999, between Bethlehem Steel Corporation and
         First Chicago Trust Company of New York, as Rights
         Agent.





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                                                                 Exhibit 2
                                                                 ---------

                    AMENDMENT NO. 1 TO THE RIGHTS AGREEMENT
                    ---------------------------------------

         Amendment No. 1 to the Rights Agreement, dated as of March 17, 1999 (the "Amendment"), by and between Bethlehem Steel Corporation, a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, a New York corporation (the "Rights Agent").

         WHEREAS, on July 29, 1998 the Company and the Rights Agent entered into a Rights Agreement (the "Agreement");

         WHEREAS, pursuant to Section 27 of the Agreement, the Company has determined to modify the terms of the Agreement in certain respects.

         NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, and intending to be legally bound hereby, the parties hereto agree that the Agreement shall be and hereby is amended in the following manner:

    Section 1.  Amendment of Redemption and Termination Section.  Section 23 of
                -----------------------------------------------
the Agreement is hereby amended by deleting subsection (c) thereof in its entirety.

    Section 2.  Amendment of Form of Rights Certificate.  Exhibit A to the
                ---------------------------------------
Agreement is hereby amended to remove the following sentence from the sixth paragraph thereof:

              "The foregoing notwithstanding, the Rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board as a result of a proxy contest."

    Section 3.  Amendment of Summary of Rights to Purchase Preferred Stock.
                ----------------------------------------------------------
Exhibit B to the Agreement is hereby amended by deleting the last sentence of the tenth paragraph therein.

    Section 4.  "Agreement" as Amended.  The term "Agreement" as used in the
                ----------------------
Agreement shall be deemed to refer to the Agreement as amended hereby, and all references to the Agreement shall be deemed to include this Amendment.












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    Section 5.  Effectiveness.  This Amendment shall be effective as of the
                -------------
date first written above, and except as set forth herein, the Agreement shall remain in full force and effect and otherwise shall be unaffected hereby.

    Section 6.  Counterparts.  This Amendment may be executed in two or more
                ------------
counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.




         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.



                    BETHLEHEM STEEL CORPORATION



                    /s/ Gary L. Millenbruch
                    -----------------------------
                    Name:  Gary L. Millenbruch
                    Title: Executive Vice President, Chief
                           Financial Officer and Treasurer



                    FIRST CHICAGO TRUST COMPANY OF
                    NEW YORK



                    /s/ Charles D. Keryc
                    ------------------------------
                    Name:  Charles D. Keryc
                    Title: Vice President




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